SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.#__)

                          Spatial Technology Inc.
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                             (Name of Issuer)

                    Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                               847246 10 5
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                             (CUSIP Number)



  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






  1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

       HEWLETT-PACKARD COMPANY, 94-1081436
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  2    Check the Appropriate Box if a Member of a Group
                                                         (a) [ ]
       Not Applicable                                    (b) [ ]
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  3    SEC Use Only

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  4    Citizenship or Place of Organization

       California
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                           5    Sole Voting Power

       NUMBER OF                456,809
        SHARES             ------------------------------------------------
     BENEFICIALLY          6    Shared Voting Power
       OWNED BY
        EACH                    0
      REPORTING            ------------------------------------------------
       PERSON              7    Sole Dispositive Power
        WITH
                                456,809
                           ------------------------------------------------
                           8    Shared Dispositive Power

                                0
                           ------------------------------------------------
  9    Aggregate Amount Beneficially Owned by Each Reporting Person

       456,809
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  10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      [   ]
       Not Applicable
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  11   Percent of Class Represented by Amount in Row (9)

       6.2%*
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  12   Type of Reporting Person

       CO
  _________________________________________________________________________
  * All calculations are based on 7,369,888 shares of Spatial Technology Inc. Common Stock outstanding as of December 31, 1996.




  Item 1(a).    Name of Issuer:

                Spatial Technology Inc.

  Item 1(b).    Address of Issuer's Principal Executive Offices:

                2425 55th Street, Building A, Boulder, CO 80301

  Item 2(a).    Name of Person Filing:

                Hewlett-Packard Company

  Item 2(b).    Address of Principal Business Offices:

                3000 Hanover Street, Palo Alto, California 94304

  Item 2(c).    Citizenship:

                California

  Item 2(d).    Title of Class of Securities:

                Common Stock of $0.01 par value per share

  Item 2(e).    CUSIP Number:

                847246 10 5

  Item 3.       Type of Person Reporting under Rules 13d-1(b) or 13d-2(b):

                Not applicable

  Item 4.       Ownership

                (a)  Amount Beneficially Owned:  456,809
                (b)  Percent of Class:      6.2%
                (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote: 456,809
                    (ii)  Shared power to vote or to direct the vote: 0
                    (iii) Sole power to dispose or to direct the
                          disposition of:  456,809
                    (iv) Shared power to dispose or to direct the disposition of: 0

  Item 5.       Ownership of Five Percent or Less of a Class

                Not Applicable

  Item 6.       Ownership of More Than Five Percent on Behalf of Another
                Person

                Not Applicable

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not Applicable

  Item 8.       Identification and Classification of Members of the Group

                Not Applicable

  Item 9.       Notice of Dissolution of Group

                Not Applicable

  Item 10.      Certification

                Not Applicable


  SIGNATURE:

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 11, 1997

                                            HEWLETT-PACKARD COMPANY

                                            By:  Ann Baskins
                                                 Assistant Secretary
                                                 and Managing Counsel

  February 11, 1997

  Securities and Exchange Commission
  Judiciary Plaza
  450 Fifth Street, N.W.
  Washington, D.C. 20549

        Re:  Hewlett-Packard Company; Schedule 13G;
             Commission File No. 1 4423

  Ladies and Gentlemen:

  Pursuant to Section 13(g) under the Securities Exchange Act of 1934, as amended, and the rules thereunder, I am transmitting, on behalf of Hewlett-Packard Company, a Schedule 13G dated today's date in connection with the ownership of equity securities of Spatial Technology Inc.

  If you have any questions or comments concerning the above, please contact me at (415) 857-3755.

                                       Very truly yours,

                                       Ann O. Baskins
                                       Assistant Secretary
                                       and Managing Counsel

DATE:  February 11, 1997